January 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina V. Dorin

Re:	Basic Energy Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 22, 2013

File No. 1-32693

Dear Ms. Dorin:

Set forth below are the responses of Basic Energy Services, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 27, 2013, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2012 (File No. 001-32693) (the “2012 Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 22, 2013 (File No. 001-32693) (the “Proxy Statement”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Definitive Proxy Statement on Schedule 14A filed April 22, 2013

Executive Compensation Matters, page 28

Potential Payments Upon Termination or Change in Control, page 35

1.	Please revise your disclosure to quantify the lump sum payments that would be provided to each of your named executive officers upon retirement. See Item 402(j) of Regulation S-K. In that regard, we note that the tables set forth in this section do not quantify all amounts due upon retirement as set forth in the employment agreements of such officers.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the “Retirement” columns in the tables set forth in the Proxy Statement under the section entitled “Potential Payments upon Termination or Change in Control” inadvertently omitted the numerical data for amounts due upon retirement to the Company’s named executive officers. Additional severance items pursuant to such officers’ employment agreements are referenced in footnote 5 to these tables, and the applicable numerical amounts relating to severance in connection with retirement are included in other columns entitled “Termination by Company Except for Cause” and “Termination by Executive for Good Reason.” The Company undertakes to quantify applicable amounts in the “Retirement” columns in accordance with Item 402(j) of Regulation S-K in the Company’s proxy statement for the 2014 Annual Meeting of Stockholders.

In responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (817) 334-4100 or David C. Buck of Andrews Kurth LLP at (713) 220-4301.

Very truly yours,

/s/ Alan Krenek
Alan Krenek
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Laura Nicholson (Commission)

Thomas M. Patterson, President and Chief Executive Officer (Company)

John Cody Bissett, Vice President, Controller and Chief Accounting Officer (Company)

David C. Buck (Andrews Kurth LLP)